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SEC FILE NUMBER
1-13507

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	October 28, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
American Skiing Company

Full Name of Registrant
ASC Holdings, Inc.

Former Name if Applicable
136 Heber Ave, Ste 303

Address of Principal Executive Office (Street and Number)
Park City, UT 84060

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Since the spring of 2007, the Company has consummated the sale of all but one of its ski resorts and has entered into an agreement to sell its last remaining ski resort, The Canyons.
On June 20, 2007 the Company’s Plan of Dissolution was approved by its Board of Directors and subsequently by a majority of the shares entitled to vote on such matter. The Company filed its Certificate of Dissolution in Delaware on September 10, 2007 and its dissolution became effective on September 13, 2007 (the “Dissolution Date”). As of such date, the Company closed its stock transfer books and trading of the Company’s common stock on the OTC Bulletin Board ceased.
Since the Dissolution Date, the Company has not engaged in any business activities except those necessary for the purpose of preserving the value of the Company’s assets, prosecuting and defending suits by or against the Company or its subsidiaries, adjusting and winding up the Company’s business and affairs, selling and liquidating the Company’s remaining assets and properties, including consummating the sale of The Canyons ski resort, paying its creditors and making distributions to stockholders. The Company is in the final stages of winding-up its operations and has reduced its corporate employees to approximately 21 employees, of whom 2 are finance employees.
In addition, under GAAP, the approval of the Plan of Dissolution triggers a change in accounting from traditional “going concern” accounting to “liquidation accounting”. Under liquidation accounting, the Company must (1) adjust the carrying value of all of its assets and liabilities to their fair value (2) estimate the time period required to complete the liquidation, and (3) estimate and accrue the costs it will incur during the liquidation period. In addition to a traditional “going concern” Balance Sheet as of June 20, 2007 and a Statement of Operations for the period ended June 20, 2007, the Company’s financial statements will need to take into account a Statement of Net Assets (on a liquidation basis) as of June 20, 2007 and as of the end of the fiscal period (July 29, 2007) along with a Statement of Changes in Net Assets for the period between June 20, 2007 and July 29, 2007.
This presentation requires the Company to undergo audits of two separate periods; one as of the date of adoption of the Plan of Dissolution, June 20, 2007 (the last date of ASC’s “going concern” financials), and one as of the July 29, 2007 fiscal year-end. These audits will require the Company to prepare two separate liquidation calculations; one as of the date of approval of the Plan of Dissolution on June 20, 2007 (the last date of the Company’s going concern financial statements), and one as of the July 29, 2007 fiscal year-end. Additionally, the presentation will require a traditional balance sheet audit as of June 20, 2007 along with an audit of the Statements of Operations and Statement of Cash Flows for the previous two years both of which will need to be retroactively reclassified to reflect discontinued operations for all of the Company’s seven resorts, leaving only the results of the parent company as continuing operations.
Preparation and review of these modified financial statements, as well as the auditing of these financial statements by the Company’s independent public accountants, will take a significantly longer period of time to complete than the traditional “going concern” financial statement preparation and audit. Furthermore, because six of the seven resorts the Company owned at the beginning of the fiscal year have subsequently been sold and the Company will consequently need to obtain significant assistance from finance staff from resorts it no longer owns in order to complete the audit.
As a result of the above, the Company will not be able to file its quarterly report on Form 10-Q for its fiscal period ended October 28, 2007 within the prescribed time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Foster A. Stewart, Jr.	207	773-7934
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company has not filed its annual report on Form 10-K for the fiscal year ended July 29, 2007 for the reasons set forth in the Form 12b25 filed by the Company on October 29, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See narrative at Part III, above

American Skiing Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 5, 2007	By	/s/ Foster A. Stewart, Jr.

Foster A. Stewart, Jr.
Secretary and General Counsel